EXHIBIT 99.1

AMARC COMPLETES LOAN TRANSACTION AND MINERAL CLAIMS OPTION

June 15, 2022, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) announces that that further to the news release dated May 26, 2022, it has now been funded under a Second Loan Amendment Agreement dated May 25, 2022, as amended, pursuant to which it has borrowed a further $100,000 from director Robert Dickinson (the “Lender”), increasing the total amount owed to him to $1.1 million. The Loan is unsecured, will bear interest at a rate of 10% per annum and is repayable on or before the earlier of November 26, 2024, and the occurrence of a default or on achievement of financing milestones. A separate 6-month facility for 12% interest is included in the Loan Amendment, which can be accessed by Borrower upon determination of Borrower’s entitlement to near-term receipt of certain cash tax credit refunds related to Borrower having incurred Canadian Exploration Expenditures. In connection with the Loan Amarc will issue to the Lender a loan bonus in the form of 1,176,470 warrants (the "Bonus Warrants"), each entitling the holder to acquire one common share of Amarc for approximately 29 months (to November 26, 2024) at a price of $0.085 per share, subject to a pro rata reduction of the term-to expiry of the warrants if the loan is repaid before the due date. The Bonus Warrants will be subject to a four month hold period commencing June 14, 2022. The transaction is exempt from valuation and minority approval requirements of MI 61-101 by virtue of being a transaction involving less than 25% of Amarc’s market capitalization.

The Loan proceeds are being used to pay the initial option requirement of $100,000 for a five BC mineral claims group option dated May 16, 2022, from an arm’s length optionor. Total additional option payments are a further $900,000 at $100,000 per year, payable on or before May 31 of each year (total option payments are $1,000,000). The property is subject to a 2% NSR royalty, of which 1.5% is capped at $10 million. Amarc plans an immediate geophysical work over the five BC mineral claims in order to keep them in good standing.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry copper-gold mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry copper±gold districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry copper±gold deposits. Importantly each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President & CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Dr. Diane Nicolson

President and Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.